April 10, 2024

Christina Chalk, Senior Special Counsel
Shane Callaghan, Special Counsel
Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Boots Capital Management, LLC Crown Castle Inc. (the “Company”) PREC14A and DFAN14A Filed March 28, 2024 Filed by Boots Parallel 1, LP et. al. (“Boots”) File No. 001-16441

Dear Ms. Chalk and Mr. Callaghan:

This letter is being submitted on behalf of Theodore B. Miller, Jr., Boots Capital Management, LLC and its affiliates (the “Filing Persons”) and the other persons named as participants (collectively, the “Participants”) in the above referenced materials filed on Schedule PREC14A on March 28, 2024 (such filing, the “Preliminary Proxy Statement”) and Form DFAN14A on March 28, 2024 (such filing, the “Press Release”). This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in the letter dated April 5, 2024 (the “Comment Letter”) referencing the Preliminary Proxy Statement and Press Release. Today, the Filing Persons have filed a revised preliminary proxy statement on Schedule PRRN14A (the “Revised Preliminary Proxy Statement”), which contains revisions intended to, among other matters, address the Staff’s comments.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For ease of reference, we have included in each case the text of the applicable comment from the Comment Letter in italicized form below and have provided with this letter a redline of the Revised Preliminary Proxy Statement marked against the Preliminary Proxy Statement. Terms that are not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.

Stephen Fraidin   Tel 212.504.6600   Mob 646.415.2333  Stephen.Fraidin@cwt.com

April 10, 2024

DFAN14A Filed March 28, 2024

General Comments

1.	In future filings, please recharacterize and provide support for the following opinion: “Notably, Boots Capital believes that Crown Castle’s Board has irreparably breached the trust of shareholders and thrown governance to the wind as evidenced by . . . failing to disclose to shareholders the Delaware Chancery Court’s mandate to provide the Boots Capital team advance notice of any material decision involving its CEO search or Fiber sale process” (emphasis added).

The Filing Persons acknowledge the Staff’s comment and advise the Staff that in future soliciting materials they will recharacterize or provide support for such statements. The Filing Persons advise the Staff that the related disclosure in the Revised Preliminary Proxy Statement has been so revised (please see the response to Comment 11 below).

PREC14A Filed March 28, 2024

General Comments, page 1

2.	Please fill in the blanks throughout the Proxy Statement, including the names of the Unopposed Company Nominees. Information that is subject to change may be bracketed.

The Filings Persons acknowledge the Staff’s comment and confirm that all blanks in the Preliminary Proxy Statement will be filled in prior to the filing of Boots’ Definitive Proxy Statement or in any supplement thereto to the extent that the Company has not made available certain required information (e.g., the Record Date and the date and time of the 2024 Annual Meeting) prior to the filing of Boots’ Definitive Proxy Statement.

3.	We note the following statements in the Proxy Statement:

•	“For several years, Crown Castle has lagged behind its peers in terms of operational metrics and financial performance.” (shareholder letter)

•	“The Company’s stock price has performed worse than its direct peers during the 15- year, 10-year, 5-year, 3-year, 2-year and 1-year periods prior to January 1, 2024.” (page 19)

April 10, 2024

•	“[T]he Company has underperformed its peers over all relevant time periods in the last fifteen years.” (page 19)

Please provide support for these factual assertions in a revised proxy statement. Your revised disclosure should identify the peers referenced and the metrics used to compare the Company's performance with those peers.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in the shareholder letter and on page 19 of the Revised Preliminary Proxy Statement to provide support for these factual assertions.

4.	We note the disclosure on pages 7 and 39 of the Proxy Statement that some of the Boots Parties entered into confidentiality agreements with certain “Strategic Parties” who “were engaged either as potential investors in the Boots Funds or identified as potential bidders and financing sources in a transaction involving the fiber assets of the Company. . .. .” We further note the disclosure on page 19 of the Proxy Statement to the effect that Mr. Miller formed Boots Capital as an investment vehicle to acquire interests in the Company's Common Stock. In your response letter, please explain why the Strategic Parties are not participants in this solicitation based on the definition set forth in Instruction 3(a) to Items 4 and 5 of Schedule 14A.

The Filing Persons appreciate the Staff’s comment and the opportunity to respond. While the Strategic Parties entered into Confidentiality Agreements with certain Participants to potentially facilitate or participate in a proposed disposition transaction proposed by the Boots Funds involving the fiber assets of the Company (and in which the Boots Funds had no financial or other involvement), none of the Strategic Parties became investors in, or limited partners of, the Boots Funds and all standstill provisions contained in the Confidentiality Agreements with the Strategic Parties terminated on or shortly after the delivery of the Notice of Nomination to the Company. Furthermore, none of the Strategic Parties have been authorized to, or requested to, or otherwise have any involvement in the solicitation of proxies in furtherance of this solicitation.

Consequently, none of the Strategic Parties (i) are members of any committee or group which solicits proxies, or are acting alone or with one or more other persons, directly or indirectly, in taking the initiative, or engaging, organizing, directing or arranging for the financing of, any such committee of group, (ii) have financed or joined with another to finance the solicitation of proxies and (iii) have lent money or furnished credit or entered into any other arrangements, pursuant to any contract or understanding with any participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the Company by any participant or other person, in support of or in opposition to a participant.

April 10, 2024

 For the foregoing reasons, the Strategic Parties are not participants in this solicitation based on the definition set forth in Instruction 3(a) to Items 4 and 5 of Schedule 14A.

5.	To avoid stockholder confusion, please consider reordering the proposals in the Proxy Statement and on the preliminary proxy card to mirror the way they are presented in the Company’s proxy statement.

In response to the Staff’s comment, the Filing Persons have reordered the proposals in the Revised Preliminary Proxy Statement and on the preliminary proxy card to mirror the way they are presented in the Company’s proxy statement.

6.	On the preliminary proxy card and on page 32 of the Proxy Statement, you indicate how a properly executed GOLD proxy card will be voted “in the absence of specific instructions.” Please revise to clarify whether you are describing an entirely unmarked, but signed GOLD proxy card, or one that is signed and marked as to other matters but not marked as to the particular proposal addressed.

In response to the Staff’s comment, the Filing Persons have revised the preliminary proxy card and the information on page 32 of the Revised Preliminary Proxy Statement to clarify how an executed and submitted Gold proxy card will be voted if it is unmarked with respect to one or more specific proposals.

7.	On the preliminary proxy card, we note that the Bylaw Proposal and the Auditor Proposal are bolded and preceded by “Proposal 2” and “Proposal 3,” respectively, whereas the Nomination Proposal (Proposal 1) and the Compensation Proposal (Proposal 4) are not. Please revise the preliminary proxy card to present the Proposals consistently.

In response to the Staff’s comment, the Filing Persons have revised the preliminary proxy card to present the Proposals consistently.

Background of the Solicitation, page 7

8.	On page 11 of the Proxy Statement, you discuss the presentation of the Boots Strategic Plan to the Board on January 30, 2024. If true, please disclose that the presented Boots Strategic Plan included the reimbursement of expenses incurred by the Boots Parties in connection with the plan.

April 10, 2024

In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 11 of the Revised Preliminary Proxy Statement to disclose that the proposals described in the Boots Strategic Plan presented to the Board on January 30, 2024 included the reimbursement by the Company of the advisory expenses incurred in connection with the preparation of diligence materials that supported and informed the Boots Strategic Plan.

9.	On page 13 of the Proxy Statement, you define the “Motion to Expedite” and the “Status Quo Motion.” Please further expand these definitions and related disclosure to explain the purpose of these motions. For example, your revised disclosure should include why Mr. Miller and Boots Capital argued that their claims should be litigated on an expedited basis and what “status quo” they sought to maintain while the claims are litigated.

In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 13 of the Revised Preliminary Proxy Statement to describe the “Motion to Expedite” and the “Status Quo Motion” and their respective purposes in further detail.

10.	On page 15 of the Proxy Statement, you describe a hearing on March 8, 2024 before Vice Chancellor Laster regarding the First Motion to Vacate Expedition and the Status Quo Motion. Following the hearing, you state that the Motion to Expedite was granted with respect to the Recommendation Provision and the Unocal claims. Please revise this description to indicate the outcome of the Status Quo Motion.

In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 15 of the Revised Preliminary Proxy Statement to describe the outcome of the Status Quo Motion.

11.	See comment 1 above. At the hearing on March 8, 2024, you state that “Vice Chancellor Laster instructed the Company to give Mr. Miller and Boots sufficient advance notice to seek the court’s intervention should it hire a new CEO or sell the Fiber unit.” Please revise to recharacterize and provide support for this opinion.

In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 15 of the Revised Preliminary Proxy Statement to provide support for the opinion that Vice Chancellor Laster instructed the Company to give Mr. Miller and Boots sufficient advance notice to seek the court’s intervention should it hire a new CEO or sell the Fiber unit.

Interests in the Solicitation, page 24

12.	On page 25 of the Proxy Statement, under the heading ‘Arrangements among the Participants,’ you mention management fees received by 4M Management Partners and 4M Investments under the IMA and Staff and Services Agreement, respectively. Please revise the description of the IMA and Staff and Services Agreement to further describe the management fees specified by each of these agreements, quantifying those fees and the percentages used to calculate the fees to the extent practicable.

April 10, 2024

In response to the Staff’s comment, the Filing Persons have revised the description of the IMA and Staff and Services Agreement on page 25 of the Revised Preliminary Proxy Statement to further describe the management fees.

Proposal Two - Bylaw Proposal, page 29

13.	On page 29 of the Proxy Statement, there appears to be a typo which may cause stockholder confusion: “The Stockholders are being asked to adopt the Bylaw Proposal, which would repeal any provision of, or amendment to, the Bylaws that the Board without the approval of the Stockholders has subsequent December 19, 2023, which is the date of the most recent publicly available amendment to the Bylaws, and up to and including the date of the 2024 Annual Meeting” (emphasis added). Please revise.

In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 31 of the Revised Preliminary Proxy Statement to correct the typo.

Voting and Proxy Procedures, page 32

14.	On page 33 of the Proxy Statement, under the heading ‘Quorum; Abstentions and Broker Non-Votes; No Discretionary Voting,’ please revise to disclose the effect of broker non- votes as to each matter being voted upon at the Annual Meeting. See Item 21(b) of Schedule 14A.

In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 33 of the Revised Preliminary Proxy Statement to describe the effect of broker non-votes as to each matter being voted upon at the 2024 Annual Meeting.

15.	At the bottom of page 34 of the Proxy Statement, you indicate that record holders of the Common Stock can vote their shares by completing the GOLD proxy card or “by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD universal proxy card).” The preliminary proxy card does not appear to provide record holders of the Common Stock with instructions on how to vote by telephone or via the Internet. Please revise or advise.

The Filings Persons acknowledge the Staff’s comment and confirm that instructions on how to vote by telephone or via the Internet are not yet available but will be included in the proxy card in Boots’ Definitive Proxy Statement.

April 10, 2024

* * *

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-6600 or 646-415-2333 with any questions or further comments you may have regarding these filings or if you wish to discuss the above.

Sincerely,

/s/ Stephen Fraidin

Stephen Fraidin

Enclosure

cc:	Theodore B. Miller, Jr. President Boots Capital Management, LLC